UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

Gasel Transportation Lines, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

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(Title of Class of Securities)

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(CUSIP Number)

John Heskett

HESKETT & HESKETT

501 South Johnstone, Suite 501, Bartlesville, Oklahoma 74003

(918) 336-1773

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(Name, Address and Telephone number of Person Authorized to

Receive Notices and Communications

December 30, 2005

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

         NAME OF REPORTING PERSONS

Ruth Shepley

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

20-1598204

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        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[  ]   (b)[ X ]

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         SEC USE ONLY

    3

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         SOURCE OF FUNDS

PF

    4

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         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

         IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[   ]

    5

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         CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

    6

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          SOLE VOTING POWER

    7    Ms. Shepley has actual sole voting and dispositive power over 29,000,000 shares owned by Venture Fund I, Inc., of which Ms. Shepley  is the sole stockholder, sole director and President. (1)

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          SHARED VOTING POWER

          NUMBER OF

    8    SHARES

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          BENEFICIALLY     SOLE DISPOSITIVE POWER

29,000,000,

    9    OWNED BY

as set forth in 7 above

          EACH                       ----------------------------------------------------

          REPORTING            SHARED DISPOSITIVE POWER

   10   PERSON WITH

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          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

          REPORTING PERSON

29,000,000

    11

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          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

          EXCLUDES CERTAIN SHARES

[   ]

     12

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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN

          ROW (11)

73.08%

     13

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          TYPE OF REPORTING PERSON

IN

     14

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ITEM 1.

SECURITY AND ISSUER

This statement on Schedule 13D ("Schedule 13D") relates to common stock, par value $0.001 ("Common Stock") of Gasel Transportation Lines, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at P.O. Box 1199, Marietta, OH 45750.

ITEM 2.

IDENTITY AND BACKGROUND

(a)-(c). This Schedule 13D is filed by Ruth Shepley (the "Reporting Person"), as sole stockholder, sole director and President of Venture Fund I, Inc.  As President of Venture Fund I, Inc., Ms. Shepley has sole voting and dispositive power over the Issuer’s shares held by Venture Fund I, Inc.

Ms. Shepley’s  principal business address is 2726 Northgate Village Drive, Houston, Texas 77068. The principal business address of Venture Fund I, Inc., is 2726 Northgate Village Drive, Houston Texas 77068.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is an American citizen residing in Houston, Texas.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The stock was acquired from the Issuer, with personal funds of the Reporting Person.

ITEM 4.

PURPOSE OF TRANSACTION

In connection with the transaction, the Reporting Person acquired the Issuer Common Stock as an investment.

(a)

The Reporting Person is not aware of any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b)

The Reporting Person is not aware of any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, other than that holding company formation that was filed December 30, 2005 with the Delaware Secretary of State’s office.

(c)

The Reporting Person is not aware of any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d)

The Reporting Person is not aware of any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(e)

The Reporting Person is not aware of any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f)

The Reporting Person is not aware of any other material changes in the Issuer’s business or corporate structure.

(g)

The Reporting Person is not aware of any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition or control of the Issuer by any person.

(h)

The Reporting Person is not aware of any plans or proposals that relate to or would result in the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)

The Reporting Person is not aware of any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)

The Reporting Person is not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

(a)

The Reporting Person has acquired 29,000,000 shares of the Issuer Common Stock, at a price of $0.0034 per share,  representing 73.08% of the outstanding Issuer Shares, as of December 30, 2005.

(b)

The Reporting Person will have the sole power to vote and dispose of 29,000,000 shares of the Issuer Common Stock, representing 73.08% of the outstanding Issuer Shares, as of the date of the Reporting Person's most recent filing with the Securities and Exchange Commission.

(c)

Not applicable.

(d)

Not applicable.

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH

RESPECT TO SECURITIES OF THE ISSUER

Stock Purchase Agreement by and between Reporting Person and Issuer, dated the 30th day of December, 2005.

ITEM 7.

 MATERIAL TO BE FILED AS EXHIBITS

Stock Purchase Agreement by and between Reporting Person and Issuer, dated the 30th day of December, 2005.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VENTURE FUND I, INC.

January 9, 2006

/s/   Ruth Shepley

Ruth Shepley, President